UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Macquarie Infrastructure Company LLC

(Name of Issuer)
Limited Liability Company Interests

(Title of Class of Securities)
55608B105

(Cusip Number)
Heidi Mortensen
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, NY 10019
Telephone: (212) 231-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

October 1, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55608B105

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Management (USA) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,173,123

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,173,123

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,173,123

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	55608B105

1	NAMES OF REPORTING PERSONS Macquarie Bank Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		19,124

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,124

WITH	10	SHARED DISPOSITIVE POWER

		3,173,123

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,192,247

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

TABLE OF CONTENTS

Page

Item 1. Security and Issuer	1

Item 2. Identity and Background	1

Item 3. Source and Amount of Funds or Other Consideration	2

Item 4. Purpose of Transaction	2

Item 5. Interest in Securities of the Issuer	2

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	3

Item 7. Material to Be Filed as Exhibits	3

Signatures

SCHEDULE I
SCHEDULE II
EXHIBIT A
EXHIBIT B
EXHIBIT C
EXHIBIT D

This Amendment No. 1 amends the Report on Schedule 13D filed by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) on July 5, 2007 and the Report on Schedule 13D filed by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”) on August 17, 2007 (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.
Item 1. Security and Issuer.
The response set forth in Item 1 of the Schedule 13D is hereby amended and restated in its entirety.
The class of equity securities to which this Statement on Schedule 13D relates is the limited liability company interests (the “LLC Interests”) of Macquarie Infrastructure Company LLC, a Delaware limited liability company (the “Issuer”), with its principal executive offices located at 125 West 55th Street, New York, New York, 10019.
Item 2. Identity and Background.
The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.
This statement on Schedule 13D is being filed by MIMUSA and MBL. MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. MBL has its principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.
MIMUSA is an indirect wholly owned subsidiary of MBL. MIMUSA is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Group International Holdings Pty Ltd (“MGIHL”). MGIHL is a direct wholly owned subsidiary of MBL, the ultimate controlling entity of MIMUSA.
MEQH, MGUSH1, and MGIHL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MHUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States.
The directors and executive officers of MIMUSA and the directors and executive officers of MBL are set forth on Schedules I and II attached hereto, respectively. Schedules I and II set forth the following information with respect to each such person:
     (i) name;
     (ii) business address (or residence address where indicated);

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (iv) citizenship.
During the last five years, none of MIMUSA, MBL, MEQH, MGUSH1, MGIHL or MHUSA, nor any person named in Schedules I and II, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information.
For the quarter ended March 31, 2007, MIMUSA has elected to reinvest $957,148 of its performance based management fees in LLC Interests of the Issuer (the “March Reinvestment”), pursuant to the terms of the Management Services Agreement described below. On July 13, 2007, the Issuer issued 21,972 LLC Interests to MIMUSA upon such reinvestment.
For the quarter ended June 30, 2007, MIMUSA has elected to reinvest $43.0 million of its performance based management fees in LLC Interests of the Issuer (the “June Reinvestment”), pursuant to the terms of the Management Services Agreement. On October 1, 2007, the Issuer issued 1,171,503 LLC Interests to MIMUSA upon such reinvestment.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
(a)—(b) Please refer to the schedules preceding the table of contents of this Schedule 13D for each of MIMUSA and MBL.
(c) Except as disclosed above, neither MIMUSA nor MBL has effected any transaction in the LLC Interests during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following information.
Exhibit A — Joint Filing Agreement

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 12, 2007	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.
	By:	/s/ Peter Stokes
		Name:	Peter Stokes
		Title:	President and Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 12, 2007	MACQUARIE BANK LIMITED
	By:	/s/ Dennis Leong
Dennis Leong
Company Secretary

SCHEDULE I
The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Position with Reporting
Name	Person	Principal Occupation
Peter Stokes	Director, President and Chief Executive Officer	Chief Executive Officer of the Issuer

Shemara Wikramanayake	Director	Investment Banker

Alan Stephen Peet	Director and Vice President	Investment Banker

Kathleen Hahn	Treasurer	Head of Corporate Affairs Group — Americas

Christine Rivera (US Citizen)	Secretary	Attorney and Company Secretary

SCHEDULE II
The name and present principal occupation of each of the executive officers (Executive Committee Members) and directors (Board Members) of MBL are set forth below. Unless otherwise noted, each of these persons is an Australia citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation

Board Members	David S. Clarke	Company Director
	Allan E. Moss	Investment Banker
	Laurence G. Cox	Investment Banker
	Peter M. Kirby	Company Director
	Catherine B. Livingstone	Company Director
	H. Kevin McCann	Company Director
	John R. Niland	Company Director
	Helen M. Nugent	Company Director
	Peter H. Warne	Company Director
Executive Committee Members[1]	W. Richard Sheppard	Investment Banker
	Andrew J. Downe	Investment Banker
	Nicholas R. Minogue	Investment Banker
	Nicholas W. Moore	Investment Banker
	Peter J. Maher	Investment Banker
	J. Kimberley Burke	Investment Banker
	Gregory C. Ward	Chief Financial Officer
	Michael Carapiet	Investment Banker

[1]	Excludes Board Members who are also Executive Committee Members.